  Etelcharge.com

124 Loftin St. Suite 600

Cedar Hill, TX 75104

972.298.3800 Voice

972-293-4315 Fax

April 3, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Re: eTelcharge.com

Item 4.01 Form 8-K/A

Filed April 3, 2009

File No. 0-30479

Dear Ms. Meadows:

Reference is made hereby to your comment letter captioned as above addressed to Mr. Robert Howe, President and Chief Executive Officer, eTelcharge.com, dated April 3 2009.   Below, please find our response to the comments in your letter.

Amendment No. 1 to Item 4.01 Form 8-K Filed April 3. 2009

1. We note your disclosure in the sixth paragraph that Malone and Bailey's and Whitely

Penn's letters are dated March 30,2009. However, the letter from Malone & Bailey filed as exhibit 16.1 does not include a date and the letter from Whitley Penn filed as exhibit 16.2 is dated March 23, 2009. Please obtain and file updated letters or otherwise advise.

eTelcharge.com response:

We made a typographical error in the sixth paragraph.  It should have read as follows:

A copy of M&B’s letter received on April 1, 2009 is attached as Exhibit 16.1 to this Report.  A copy of WP’s letter received on April 1, 2009 is attached as Exhibit 16.2 to this Report.

Also, we wish to point out that both WP’s and M&B’s letters make specific reference to their having read the Company’s current report on Form 8-K/A Amendment No. 1 to the Current Report dated March 23, 2009.

We appreciate your help.

Respectfully submitted,

/s/ Robert Howe

President and CEO, Etelcharge.com